Hand Securities, Inc.

Report of Independent Registered Public Accounting Firm,

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                          MM/DD/YY   MM/DD/YY

SEC FILE NUMBER

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __HAND SECURITIES, INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__820 GESSNER, STE 1250__
                                       (No. and Street)

__HOUSTON__	__TX__	__77024__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__GREGG ZIMMERMAN__	__713-744-3801__	__GZIMMERMAN@BPAS.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__FORVIS MAZARS LLC__
                            (Name – if individual, state last, first, and middle name)

__910 E ST LOUIS ST__	__SPRINGFIELD__	__MO__	__65806__
(Address)	(City)	(State)	(Zip Code)

__10/06/2003__	__686__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __STEPHEN S HAND_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __HAND SECURITIES, INC._____, as of __DECEMBER 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHAIRMAN OF THE BOARD

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hand Securities, Inc.
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

Shareholder, Board of Directors, and Audit Committee
Hand Securities, Inc.
Houston, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Forvis Mazars, LLP

Oklahoma City, Oklahoma
March 2, 2026

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets:

Cash and cash equivalents	$ 1,412,795
Commissions and fees receivable	143,951
Unbilled commissions and fees	531
Prepaid expenses	25,047
Total assets	**$ 1,582,324**

Liabilities:

Accounts payable and accrued expenses	$ 43,051
Management fees payable to affiliate	82,000
Income taxes payable to affiliate	16,651
Total liabilities	**141,702**

Shareholder's equity:

Common stock, $1.00 par value, 50,000 shares authorized;	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	644,830
Retained earnings	794,792
Total shareholder's equity	**1,440,622**
Total liabilities and shareholder's equity	**$ 1,582,324**

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2025

Note A: Organization and Nature of Business

Hand Securities, Inc. ("the Company"), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully-disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company ("the Parent"), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Financial System, Inc. ("CFSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073, and does not hold customer funds or securities, but, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. Mutual fund activity is cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA") and, as such, is subject to regulatory examination.

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2025, the Company's cash accounts exceeded federally insured limits by approximately $1,016,380.

Commission Revenue
The Company has agreements with individual investment fund families. These funds are typically mutual funds and the agreement establishes the relationship for the Company to collect 12b-1 fees. The Company's performance obligation that relates to these services is satisfied over time and the resulting fees are recognized monthly, based upon the market value of the assets under management and the applicable fee rate. These fees are typically 25 - 35 basis points per year of fund assets and are paid monthly or quarterly. The fees that the Company earns are for various administrative functions that are described in the prospectus for potential customers. Distribution fees recognized in the current period are primarily related to performance obligations included in contracts signed in prior periods. The Company does not earn performance-based incentives.

The Company is deemed to have variable consideration, and thus be constrained, due to the commission revenue containing a factor not known at the time the contract is signed, which, in the Company's case, is the market value of the fund assets. The constraint of commission revenue is resolved by the passage of time and the determination of fund asset values. Revenue is recorded at each month end when fund values have been materially determined and significant revenue reversals are not anticipated.

During the year ended December 31, 2025, four customers accounted for 28%, 23%, 13%, and 10% of the Company's commissions and fee revenues. As of December 31, 2025, three customers accounted for 29%, 20%, and 11% of the Company's total commissions and fees receivable balance.

Contract Balances
A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's revenue stream is based on standard month-end revenue accruals for fees based on fund market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized, and therefore, does not experience significant contract balances. There was approximately $144,000 and $145,000 of commissions and fees receivable and approximately $1,000 and $1,000 of unbilled fee revenue as of December 31, 2025 and January 1, 2025, respectively. There was no unearned revenue recorded in the Statement of Financial Condition at either December 31, 2025 or January 1, 2025.

Commissions and fees receivable are stated at the amount billed to customers, net of any credit losses. When deemed appropriate the Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing and future economic conditions. Commissions and fees receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was no allowance for credit losses at December 31, 2025.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CFSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent for Texas income tax filings or Community Bank, N.A. ("CBNA"), an affiliated company through common control, for Federal and New York income tax filings. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are recorded at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2025, the Company owed $16,651 to CBNA for the Company's pro rata share of income taxes and did not have any deferred tax assets or liabilities.

Included in income taxes is $9,466, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 *Income Taxes,* this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as income taxes and the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information
The Company has identified its President and Chief Executive Officer of the Company as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, allocate resources, and assess performance of the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and net capital which are the same amounts in all material respects to those presented on the statement of income and statement of financial condition.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* to enhance the transparency and decision usefulness of income tax disclosures. The update requires enhancements to the rate reconciliation, including disclosure of specific categories and additional information for reconciling items meeting a quantitative threshold as well as disclosure of income taxes paid disaggregated by federal, state and foreign taxes, and individual jurisdictions meeting a quantitative threshold. The amendments in this update are effective for annual financial statements for fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company adopted this standard beginning with the December 31, 2025 financial statements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income– Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, to enhance the disclosure of expenses by requiring further disaggregation of relevant expense captions as well as disclosures about selling expenses. ASU 2024-03 is applicable to all public business entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact this will have on the financial statements but does not expect it will have a material impact on the Company's financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, to address certain challenges encountered when applying the guidance in Topic 326, *Financial Instruments – Credit Losses*, to current accounts receivable and current contract assets. ASU 2025-05 is applicable to all public business entities for interim and annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Company is evaluating the impact this will have on the financial statements but does not expect it will have a material impact on the Company's financial statements.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $723,332, which was $673,332 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.20:1.

Note D: Restricted Cash

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization, is due on demand, and is included in cash and cash equivalents in the Statement of Financial Condition.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement, and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated, therefore no contingent liabilities have been recorded as of the Statement of Financial Condition date.

Note F: Related-party Transactions

For the year ended December 31, 2025, the Company recorded management fee expenses of $984,000 for administrative and recordkeeping services provided by Benefit Plans Administrative Services, LLC, an affiliated company. At December 31, 2025, $82,000 of this amount was payable to the affiliate.

The Company maintains a checking account with CBNA. At December 31, 2025, the balance in this account was $894,110. Interest earned on this account for the year ended December 31, 2025 amounted to $13,747.

Note G: Income Taxes

Income tax expense totaled $26,330 and includes $10,572 for current Federal income tax expense and $15,758 of current state income tax expense. Federal current income tax expense as a percentage of income before income taxes differs from the statutory rate of 21% primarily due to the effects of state income taxes, which provides a federal income tax benefit. State current income tax expense as a percentage of income before income taxes differs from the statutory rates as a result of a minimum tax related to New York State and the Texas expense being based on gross revenue rather than income before tax, as described in Note B. A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the year ended December 31, 2025 is shown in the following table:

U.S. federal statutory income tax	$13,881	21.0%
State income taxes, net of federal income tax effect [a]	12,449	18.8%
Effective income tax	$26,330	39.8%

(a) State income taxes include taxes related to Texas and New York State.

The following table presents the amount of income taxes paid (net of refunds received, if any) disaggregated by federal and state jurisdictions for the year ended December 31, 2025:

Federal	$10,606
State:	
Texas	6,341
New York	5,272
Total state	11,613
Cash paid for income taxes	$22,219

The Company's federal and state income tax returns for years after 2021 may still be examined by the respective taxing authorities. CFSI is currently under examination by the New York Department of Taxation and Finance in connection with tax years 2018 to 2020, and has not received notice of proposed adjustments. It is not possible to estimate when those examinations may be completed.

Note H: Segment Information

As detailed in Note B, the Company operates as a single reportable segment and the Company's reported measure of segment profit or loss is net income as reported in the Statement of Income. Total revenues as reported in the Statement of Income is equivalent to segment revenues from external customers. Interest as reported in the Statement of Income is equivalent to segment interest revenue. Management fee to affiliate, legal and professional fees, and income taxes as reported in the Statement of Income are the significant segment expenses. Other expenses as reported in the Statement of Income is equivalent to other segment items and includes professional dues and other fees, insurance, and data processing and communications expenses. Total assets as reported in the Statement of Financial Condition is equivalent to segment total assets.